UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

EXICURE, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30205M101

(CUSIP Number)

Kyungwon Oh

Chief Executive Officer

CBI USA, Inc.

3000 Western Avenue #400

Seattle, WA 98121

(425) 220-2542

With copy to:

John J. Harrington

Baker & Hostetler LLP

127 Public Square, Suite 2000

Cleveland, Ohio 44114-1214

Telephone: (216) 621-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 10, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box:  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 30205M101

1.	Name of Reporting Person CBI USA, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,218,299
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,218,299
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,218,299
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 50.4%(1)
14.	Type of Reporting Person CO

(1)

Percentage ownership based on 8,364,630 shares outstanding (representing 4,964,630 shares of Common Stock outstanding as of November 11, 2022, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022, plus 3,400,000 shares of Common Stock issuable to the Reporting Person pursuant to the Securities Purchase Agreement, dated September 26, 2022 and which are included in the Reporting Person’s beneficial ownership above).

SCHEDULE 13D

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 1, 2022 (the “Initial Schedule 13D” and together with Amendment No. 1 thereto filed with the SEC on October 31, 2022 (“Amendment No. 1”), Amendment No. 2 thereto filed with the SEC on December 5, 2022 (“Amendment No. 2”), Amendment No. 3 thereto filed with the SEC on December 19, 2022 (Amendment No. 3”) and Amendment No. 4 thereto filed with the SEC on January 23, 2023 (“Amendment No. 4”), the “Schedule 13D”) by CBI USA, Inc. (the “Reporting Person”) with respect to the Common Stock, par value $0.0001 per share, of Exicure, Inc. (“Exicure” or the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment No. 5 shall have the meanings set forth in the Schedule 13D. This Amendment No. 5 amends Items 3 and 5 to the extent set forth below.

Item 3. Source and Amount of Funds

Item 3 is amended and restated in its entirety as follows:

The Reporting Person expects to use its available working capital together with funds on hand and/or drawn from existing ordinary course credit arrangements of CBI Co to fund the acquisition pursuant to the Securities Purchase Agreement.

Item 5. Interest in Securities of the Issuer

Item 5 is supplemented as follows:

The Reporting Person previously disclosed that the transactions contemplated by the Securities Purchase Agreement were expected to close no later than February 10, 2023. The Reporting Person now expects the transactions to close no later than February 21, 2023, subject to satisfaction or waiver of closing conditions.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2023

CBI USA, INC.

By:	/s/ Kyungwon Oh
Name: Kyungwon Oh
Title: Chief Executive Officer